Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2017	2016
Earnings available to cover fixed charges:
Loss before income taxes	$(154)	$(23)
Plus: Fixed charges	304	318
Earnings available to cover fixed charges	$150	$295

Fixed charges (a):
Interest, including amortization of deferred financing costs	$244	$260
Interest portion of rental payment	60	58
Total fixed charges	$304	$318

Ratio of earnings to fixed charges (b)	—	—
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2017	2016
Related to debt under vehicle programs	$143	$150
All other	101	110
	$244	$260

(b) Earnings were not sufficient to cover fixed charges for six months ended June 30, 2017 and 2016 by $154 million and $23 million, respectively.